

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 1, 2012

<u>By E-Mail</u>

Eric Simonson, Esq.
Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174-0208

> **Re:** **Vermillion, Inc.**
> **Preliminary Proxy Statement filed by György B. Bessenyei,**
> **Gregory V. Novak, and Robert S. Goggin**
> **Filed April 20, 2012**
> **File No. 1-34810**

Dear Mr. Simonson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement</u>

<u>General</u>

1. We note that Vermillion has proposed additional matters on its proxy card, which do not appear on the participants' proxy card. Please revise the participant's proxy statement and proxy card to include each of Vermillion's proposals or revise your proxy statement and proxy card to clearly state that shareholders will be disenfranchised with respect to the other matters being solicited by Vermillion.

Background to the Solicitation

2. Please further describe the "key metrics and progress to milestones" which Mr. Bessenyei believed Vermillion was not keeping investors informed about and why Mr. Bessenyei did not believe that Vermillion addressed his concerns in a meaningful way.

3. We note that you identify the Vermillion nominees by name. Please revise to omit the names of the Vermillion nominees since they have not consented to being named in the proxy statement, or advise us. Refer to Rule 14a-4(d)(4).

Reasons for the Solicitation

4. Please revise to state whether the Group Nominees have any specific plans to increase stockholder value, and if so, then describe any specific plans.

Election of Directors

5. Please revise the proxy statement to state that there is no assurance that the registrant's directors will serve if elected with any of the participants' nominees. We note that you have already included similar language on the proxy card.

6. We note the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Other Matters Likely to be Considered at the Annual Meeting

7. Please revise to number the proposals, as you have done on the proxy card.

8. We note your disclosure, here and on the proxy card, that if the proxy card is unmarked, then the participants will vote the proxy card in their discretion. Please revise, here and on the proxy card, to specifically state how unmarked cards will be voted, i.e., whether for, against, or abstain. Refer to Rule 14a-4(b)(1).

Solicitation; Expenses

9. We note that proxies may be solicited by mail, advertisement, telephone, internet, facsimile, other media, and personal solicitation. Please be advised that all written

soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Information about the Company

10. We note that this filing refers security holders to information that will be contained in the registrant's proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

Information Concerning Participants and their Associates

11. We note that all the derivative interests previously held by Mr. Bessenyei have expired. Please revise to further describe the derivatives referred to here and in Appendix B. Refer to Item 5(b)(1)(viii) of Schedule 14A.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions